Exhibit 12

Abbott Laboratories and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Three Months Ended
March 31, 2014
Earnings from Continuing Operations	$339
Add (deduct):
Taxes on earnings	84
Capitalized interest cost, net of amortization	7
Noncontrolling interests	3

Earnings from Continuing Operations, as adjusted	433

Fixed Charges:
Interest on long-term and short-term debt	39
Capitalized interest cost	3
Rental expense representative of an interest factor	21

Total Fixed Charges	63

Total adjusted earnings available for payment of fixed charges	$496

Ratio of earnings to fixed charges	7.9

NOTE:          For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.